Exhibit (a)(5)(xxvii)

Tyson and Hillshire Brands Announce Extension of

Tender Offer for Shares of Hillshire Brands

SPRINGDALE, Ark. and CHICAGO, Ill., August 19, 2014 – Tyson Foods, Inc. (NYSE: TSN) (“Tyson”) and The Hillshire Brands Company (NYSE: HSH) (“Hillshire Brands”) today announced that Tyson has extended the offering period of its previously announced tender offer to purchase all of the outstanding shares of common stock of Hillshire Brands for $63.00 per share in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer”). Pursuant to the Agreement and Plan of Merger, dated July 1, 2014, by and among Tyson, HMB Holdings, Inc. and Hillshire Brands (the “Merger Agreement”), the Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, August 19, 2014, has been extended until 12:00 midnight, New York City time, on Tuesday, August 26, 2014, unless it is extended further under the circumstances set forth in the Merger Agreement. All terms and conditions of the Offer shall remain unchanged during the extended period.

The Offer has been extended to allow additional time for the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”). As previously announced, Tyson and Hillshire Brands each received a request for additional information, often referred to as a “second request,” from the Antitrust Division of the Department of Justice (the “Antitrust Division”) on August 12, 2014 in connection with the transaction. Tyson and Hillshire Brands are continuing to work expeditiously to resolve this matter with the Antitrust Division and expect that the transaction, which remains subject to customary closing conditions, will be completed by or before September 27, 2014.

Computershare Trust Company, N.A., the depositary for the Offer, has advised Tyson and Hillshire Brands that, as of 5:00 p.m., New York City time, on August 19, 2014, approximately 91,288,381 shares of common stock of Hillshire Brands (not including 9,126,505 shares tendered by notice of guaranteed delivery for which shares have not yet been delivered) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 73% of Hillshire Brands’ outstanding shares. Shareholders who have already tendered their shares of common stock of Hillshire Brands do not have to re-tender their shares or take any other action as a result of the extension of the new expiration date of the Offer.

Contacts

FOR TYSON FOODS

Investors: Jon Kathol, 479-290-4235, jon.kathol@tyson.com

News Media: Gary Mickelson, 479-290-6111, gary.mickelson@tyson.com

FOR HILLSHIRE BRANDS

Investors: Melissa Napier, 312-614-8739

News Media: Mike Cummins, 312-614-8412

About Tyson Foods

Tyson Foods, Inc., with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods, Inc. produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, the company strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

About Hillshire Brands

The Hillshire Brands Company (NYSE: HSH) is a leader in branded, convenient foods. The company generated approximately $4 billion in annual sales in fiscal 2013, has more than 9,000 employees, and is based in Chicago. Hillshire Brands’ portfolio includes iconic brands such as Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Van’s, Sara Lee frozen bakery and Chef Pierre pies as well as artisanal brands Aidells, Gallo Salame and Golden Island premium jerky. For more information on the company, please visit www.hillshirebrands.com.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to certain plans and objectives of Tyson and Hillshire Brands with respect to the proposed acquisition of Hillshire Brands by Tyson, the Offer and the related merger, including the timing of the completion of the Offer and the merger, under the Merger Agreement. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the acquisition of Hillshire Brands and the Offer and the merger may not be consummated in a timely manner as a result of pending regulatory approval under the HSR Act. Neither Tyson nor Hillshire Brands assumes any obligation to update the information contained in this press release (whether as a result of new information, future events or otherwise), except as required by applicable law.

Important Information for Investors and Security Holders

This press release is not an offer to buy or the solicitation of an offer to sell any securities of Hillshire Brands. A solicitation and an offer to buy shares of Hillshire Brands common stock is being made pursuant to a Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) that HMB Holdings, Inc., a wholly owned subsidiary of Tyson, has filed with the SEC. Hillshire Brands has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as other documents filed with the SEC, because they contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 have been sent free of charge to Hillshire Brands stockholders and these and other materials filed with the SEC may also be obtained from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.).

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